Lyn Shenk
September 7, 2017

September 7, 2017

VIA EDGAR

Lyn Shenk Branch Chief Office of Transportation and Leisure Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:    Terra Nitrogen Company, L.P.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 23, 2017
File No. 033-43007
Dear Mr. Shenk:
This letter is in response to the comment letter of the staff of the United States Securities and Exchange Commission (the “Staff”) dated August 29, 2017 (the “Comment Letter”) related to the Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”) of Terra Nitrogen Company, L.P. (the “Partnership,” "we," "us" or "our"). For your convenience, we have set forth below the text of the comment contained in the Comment Letter, followed by the Partnership's response. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter.
Form 10-K for Fiscal Year Ended December 31, 2016
Note 4. Agreement of Limited Partnership, page 42

1.
Please consider quantifying the aggregate distribution thresholds over which allocation percentages change (i.e., the aggregate levels of distributions that result in first, second, third, and final and beyond targets levels being met).

Lyn Shenk
September 7, 2017

Response:
The Partnership acknowledges the Staff's comment and proposes to include the following underlined disclosure in the Income and Distribution Allocation table included in Note 4—Agreement of Limited Partnership starting with our Form 10-Q for the third quarter ending September 30, 2017. The draft disclosure below contains the proposed revisions (which are underlined) that would have been made to the Income and Distribution Allocation table in our Form 10-K for the year ended December 31, 2016.

	Quarterly Income and Distribution Allocation
	Target Limit (per unit)	Target Increment (per unit)	Distribution Threshold (in millions) (1)	Common Units	Class B Common Units	General Partner (2)	Total
Minimum Quarterly Distributions	$0.605	$0.605	$11.3	98.990%	0.985%	0.025%	100%
First Target	0.715	0.110	13.4	98.990%	0.985%	0.025%	100%
Second Target	0.825	0.110	15.4	85.859%	0.985%	13.156%	100%
Third Target	1.045	0.220	19.5	75.758%	0.985%	23.257%	100%
Final Target and Beyond	>1.045	—	>19.5	50.505%	0.985%	48.510%	100%

(1)
The Distribution Threshold represents the cumulative amount of Available Cash necessary to distribute the Target Limit per unit, as shown in the table above, to all unitholders and the General Partner based on the number of units outstanding as of December 31, 2016.

(2)
Reflects Minimum Quarterly Distributions and incentive distributions to the General Partner. The General Partner has assigned its right to incentive distributions to an affiliate of the General Partner.

Note 5. Net Earnings per Common Unit, page 44

2.
We note your response to prior comment 4. Please consider including both tables on page 7 of your response in future disclosures. Please also reconcile for us amounts of distributions declared in the first table on page 7 of your response to the amounts disclosed on page 43 of your filing or elsewhere, as appropriate.

Lyn Shenk
September 7, 2017

Response:
We respectfully advise the Staff that the Distribution Periods shown on page 43 of our Form 10-K represent the periods of time when the distributions were declared. For the years ended December 31, 2016, 2015 and 2014, it also reflects the periods in which the distributions were paid and shown in our Consolidated Statement of Cash Flows. Each distribution declared is based on the Available Cash calculation for the prior quarter and is used to calculate earnings per common unit in the quarter in which the Available Cash is generated. For example, the distribution that was declared in the third quarter of 2016 of $78.8 million was based on the Available Cash calculation for the second quarter of 2016. The following table reconciles the amount of distributions declared related to the year ended December 31, 2016:

		Common Units	Class B Common Units	General Partner	Total Distributions Declared
Distribution Period
Related to	Declared in

First Quarter 2016	Second Quarter 2016	$28.0	$0.4	$11.1	$39.5
Second Quarter 2016	Third Quarter 2016	47.7	0.7	30.4	78.8
Third Quarter 2016	Fourth Quarter 2016	32.7	0.5	15.8	49.0
Fourth Quarter 2016	First Quarter 2017	22.5	0.3	5.8	28.6
		$130.9	$1.9	$63.1	$195.9

In order to clarify the periods in which distributions made to the unitholders are related to and declared in, starting with our Form 10-Q for the quarter ending September 30, 2017, we propose to add the following underlined disclosures to the Quarterly Cash Distributions table that is included in Note 4—Agreement of Limited Partnership. The draft disclosure below contains the proposed revisions (which are underlined) that would have been made to the Quarterly Cash Distributions table in Note 4—Agreement of Limited Partnership in our Form 10-K for the year ended December 31, 2016.

Lyn Shenk
September 7, 2017

The quarterly cash distributions to the unitholders and the General Partner declared in the first quarter of 2017 and in calendar years 2016 and 2015 are as follows:

Distribution		Common Units		Class B Common Units		General Partner	Total Distributions Declared
Declared in	Related to	Total	Per unit	Total	Per unit	Total
		(in millions, except per unit amounts)

First Quarter 2017	Fourth Quarter 2016	$22.5	$1.22	$0.3	$1.52	$5.8	$28.6

First Quarter 2016	Fourth Quarter 2015	$53.3	$2.88	$0.9	$4.78	$36.0	$90.2
Second Quarter 2016	First Quarter 2016	28.0	1.51	0.4	2.09	11.1	39.5
Third Quarter 2016	Second Quarter 2016	47.7	2.58	0.7	4.17	30.4	78.8
Fourth Quarter 2016	Third Quarter 2016	32.7	1.77	0.5	2.60	15.8	49.0

First Quarter 2015	Fourth Quarter 2014	$46.3	$2.50	$0.7	$4.03	$29.1	$76.1
Second Quarter 2015	First Quarter 2015	38.5	2.08	0.6	3.20	21.3	60.4
Third Quarter 2015	Second Quarter 2015	43.6	2.36	0.7	3.74	26.5	70.8
Fourth Quarter 2015	Third Quarter 2015	52.0	2.81	0.9	4.64	34.6	87.5

We also acknowledge the Staff’s comment and will incorporate the two tables noted on page 7 of our August 15, 2017 response to your comment letter dated July 31, 2017 into our Note 5—Net Earnings per Common Unit, starting with our Form 10-Q for the quarter ending September 30, 2017. The draft disclosure below contains our proposed revisions to incorporate the two tables and includes the proposed revisions that we discussed on page 8 of our August 15, 2017 letter in our Form 10-K for the year ended December 31, 2016.

Lyn Shenk
September 7, 2017

5. Net Earnings per Common Unit

Net income and net losses are allocated to the common units, Class B common units and the general partner interest in accordance with the provisions of the Partnership Agreement. In general, the Partnership Agreement provides that if the Partnership has a net profit for a year, net income (including any undistributed net earnings) will be allocated among the General Partner and limited partners in the same proportion that Available Cash for such year was declared among the General Partner and the limited partners. If the Partnership has a net loss for a year, the loss will be allocated among the General Partner and limited partners in the same proportion as any net income was allocated to such partners in prior years (beginning with the first year in which net income was allocated to the partners). Net earnings per common unit are calculated using the two-class method and are based on the weighted average number of common units outstanding during the period. The following table provides a calculation for net earnings per common unit for the years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31,
	2016	2015	2014
	(in millions, except per unit amounts)
Basic earnings per Common Unit:
Net earnings	$209.3	$306.9	$370.0
Less distributions declared to:
Common units	130.9	187.4	192.6
Class B common units	1.9	3.1	3.0
General partner interest	63.1	118.4	123.5
Undistributed earnings (distributions in excess of earnings)	$13.4	$(2.0)	$50.9

Allocation percentage for undistributed earnings or distributions in excess of earnings (1):
Common units	66.82%	60.67%	60.34%
Class B common units	0.97%	0.97%	0.97%
General partner interest	32.21%	38.36%	38.69%

Allocation of undistributed earnings (distributions in excess of earnings) to:
Common units	$9.0	$(1.2)	$30.7
Class B common units	0.1	(0.1)	0.6
General partner interest	4.3	(0.7)	19.6
Total undistributed earnings (distributions in excess of earnings)	$13.4	$(2.0)	$50.9

Net earnings allocable to General partner (2)	$67.4	$117.7	$143.1
Net earnings allocable to Class B common units	$2.0	$3.0	$3.6

Net earnings allocable to common units	$139.9	$186.2	$223.3
Weighted-average common units outstanding	18.5	18.5	18.5
Net earnings per common unit	$7.56	$10.06	$12.07

Lyn Shenk
September 7, 2017

(1)
In accordance with the Partnership Agreement, undistributed earnings (distributions in excess of earnings) are allocated in the same percentage that Available Cash for such year was declared among the General Partner (including with respect to the embedded incentive distribution rights) and limited partners.

(2)
Net earnings allocable to General Partner include net earnings allocated to the General Partner and TLPH from the Operating Partnership of $2.1 million, $3.1 million and $3.7 million for the years ended December 31, 2016, 2015 and 2014, respectively.

There were no dilutive TNCLP units outstanding for the years ended December 31, 2016, 2015 and 2014 and therefore, basic and diluted net earnings per common unit are the same.

Lyn Shenk
September 7, 2017

* * * * *
Please do not hesitate to contact me at (847) 405-2509 if you have any questions regarding the above.

Very truly yours,

TERRA NITROGEN COMPANY, L.P.

By:	TERRA NITROGEN GP INC.
Its:	General Partner

By:	/s/ Richard A. Hoker

Title:	Richard A. Hoker
Vice President and Corporate Controller of
Terra Nitrogen GP Inc.

cc:	W. Anthony Will, President and Chief Executive Officer
Dennis P. Kelleher, Senior Vice President and Chief Financial Officer
Douglas C. Barnard, Senior Vice President, General Counsel, and Secretary
Stephen T. Hajdukovic, Partner, KPMG LLP